Exhibit 99.01

Glu Reports First Quarter 2015 Financial Results

•                  Q1 non-GAAP revenue of $62.4 million, up 33% year-over-year and significantly exceeding guidance

•                  Q1 GAAP revenue of $69.5 million

•                  Q1 Adjusted EBITDA of $3.9 million; Adjusted EBITDA margin of 6.2% — significantly exceeding guidance

•                  Increasing full year 2015 non-GAAP revenue guidance

•                  Signs exclusive partnership with Britney Spears for up to 8 years

•                  Announces strategic relationship with Tencent Holdings Limited

SAN FRANCISCO, Calif. — April 29, 2015 — Glu Mobile Inc. (NASDAQ:GLUU), a leading global developer and publisher of free-to-play games for smartphone and tablet devices, today announced financial results for its first quarter ended March 31, 2015.

“Glu delivered a strong start to 2015 evidenced by our ability to exceed expectations across all key metrics, particularly non-GAAP revenue which increased 33%,” stated Niccolo de Masi, Chairman and Chief Executive Officer of Glu.  “The outperformance during the first quarter was driven by the ongoing traction of Kim Kardashian: Hollywood, Racing Rivals, Deer Hunter 2014, and Contract Killer: Sniper.”

“We are excited to have struck an exclusive partnership with Grammy Award winner Britney Spears for up to eight years,” de Masi announced.  “Britney is a unique talent having sold over 100 million albums worldwide, been recognized with numerous industry accolades including, six MTV Video Music Awards, seven MTV Europe Music Awards, an American Music Award, nine Billboard Music Awards, five Teen Choice Awards, and a star on the Hollywood Walk of Fame.  Our Britney game will launch in H1 2016.”

Mr. de Masi continued, “I am delighted to announce today a strategic relationship with Tencent — arguably Asia’s largest internet company and the world’s largest gaming company.  We look forward to working with Tencent to drive operating synergies in China and the West for Glu.  Their investment in Glu at a premium to the current prevailing share price I view as recognition of our operating momentum and unique portfolio approach.”

Mr. de Masi concluded, “Our confidence in the increased 2015 guidance is driven by the strong lineup of titles including Terminator, Cooking Dash, Deer Hunter 2016, James Bond: 007 and Katy Perry.  Glu benefits from the combination of our diversified portfolio along with improving annuity characteristics in our franchises.  We are well positioned to maintain and grow momentum in H2 2015 and beyond.”

First Quarter 2015 Financial Highlights:

•                  Revenue:  Total GAAP revenue was $69.5 million in the first quarter of 2015 compared to $44.6 million in the first quarter of 2014.  Total non-GAAP revenue was $62.4 million in the first quarter of 2015, an increase of 33% compared to $47.0 million in the first quarter of 2014.  Non-GAAP revenue excludes changes in deferred revenue.

•                  Gross Margin: GAAP gross margin was 59% in the first quarter of 2015 compared to 69% in the first quarter of 2014.  Non-GAAP gross margin was 63% in the first quarter of 2015 compared to 69% in the first quarter of 2014.  Non-GAAP gross margin excludes changes in deferred revenue, change in deferred cost of revenues, amortization of intangible assets and non-cash warrant expense.

•                  GAAP Operating Income:  GAAP operating income was $2.5 million in the first quarter of 2015 compared to income of $0.7 million in the first quarter of 2014.

•                  Non-GAAP Operating Income:  Non-GAAP operating income was $3.2 million in the first quarter of 2015 compared to $5.8 million during the first quarter of 2014.  Non-GAAP operating income excludes changes in deferred revenues and deferred cost of revenues, amortization of intangible assets, non-cash warrant expense, stock-based compensation expense, restructuring charges, change in fair value of the Blammo earnout, and transitional costs.

•                  Adjusted EBITDA:  Adjusted EBITDA was $3.9 million for the first quarter of 2015, compared to $6.5 million during the first quarter of 2014.  Adjusted EBITDA margin was 6.2% for the first quarter of 2015 compared with 13.8% for the first quarter of 2014.  Adjusted EBITDA is defined as non-GAAP operating income/(loss) excluding depreciation.  Adjusted EBITDA margin is defined as Adjusted EBITDA divided by non-GAAP revenue.

•                  GAAP Net Income and EPS:  GAAP net income was $1.1 million for the first quarter of 2015 compared to a GAAP net income of $0.1 million for the first quarter of 2014.  GAAP EPS was $0.01 for the first quarter of 2015, based on 107.9 million weighted-average diluted shares outstanding, compared to a GAAP EPS of $0.00 for the first quarter of 2014, based on 85.4 million weighted-average diluted shares outstanding.

•                  Non-GAAP Net Income and EPS:  Non-GAAP net income was $2.1 million for the first quarter of 2015 compared to $5.4 million for the first quarter of 2014.  Non-GAAP EPS was $0.02 for the first quarter of 2015 based on 107.9 million weighted-average diluted shares outstanding, compared to non-GAAP EPS of $0.06 for the first quarter of 2014 based on 85.4 million weighted-average diluted shares outstanding.

•                  Cash and Cash Flows:  As of March 31, 2015, Glu had cash and cash equivalents of $65.7 million and no debt. Cash flows used in operations were $(5.1) million for the first quarter of 2015 compared to $3.8 million generated for the first quarter of 2014.

A reconciliation of GAAP to non-GAAP results has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Use of Non-GAAP Financial Measures.”

Recent Developments and Strategic Initiatives:

•                  In April 2015, we announced a strategic relationship with Tencent Holdings Limited, the world’s largest gaming company.

•                  In April 2015, we announced an exclusive mobile game partnership with Britney Spears for up to eight years.

•                  In April 2015, we announced the availability of Frontline Commando: WW2 and Tap Sports Baseball 2015.

•                  In March 2015, we announced a five-year, exclusive mobile gaming partnership with Kendall and Kylie Jenner.

•                  In March 2015, we announced the availability of Blood & Glory: Immortals.

“We are pleased with our strong execution, highlighted by the continued strength of our catalog titles during the first quarter,” stated Eric R. Ludwig, Chief Operating Officer and Chief Financial

Officer.  “Once we complete the Tencent investment, our pro-forma cash balance as of March 31, 2015 will be approximately $190 million. Glu has been debt free for 18 quarters and, upon completion of the Tencent investment, will have more than double the cash and equivalents we had following our March 2007 IPO.  Our enhanced balance sheet affords us the financial flexibility to execute on our long-term strategy.”

Business Outlook as of April 29, 2015:

The following forward-looking statements reflect expectations as of April 29, 2015. Results may be materially different and are affected by many factors, such as: consumer demand for mobile entertainment and specifically Glu’s products; consumer demand for smartphones, tablets and next-generation platforms; our ability to improve the monetization of our titles and continue to successfully launch and update new games; development delays on Glu’s products; continued uncertainty in the global economic environment; competition in the industry; storefront featuring; changes in foreign exchange rates; Glu’s effective tax rate and other factors detailed in this release and in Glu’s SEC filings.

Second Quarter Expectations — Quarter Ending June 30, 2015:

•                  Non-GAAP revenues are expected to be between $50.0 million and $52.0 million.

•                  Non-GAAP gross margin is expected to be approximately 61.5%.

•                  Non-GAAP operating expenses are expected to be between $36.4 million and $35.7 million.

•                  Adjusted EBITDA, defined as non-GAAP operating income/(loss) excluding depreciation of approximately $0.7 million, is expected to range from a loss of $(3.0) million to a loss of $(5.0) million.

•                  Income tax is expected to be an expense of approximately $0.3 million.

•                  Non-GAAP net loss is expected to be between $(4.0) million and $(5.9) million or between $(0.03) and $(0.05) per weighted-average basic share outstanding, which excludes approximately $2.9 million of anticipated stock-based compensation expense and $2.5 million for amortization of intangibles.

•                  Weighted-average common shares outstanding are expected to be approximately 116.5 million basic and 122.1 million diluted.

2015 Expectations — Full Year Ending December 31, 2015:

•                  Non-GAAP revenues are expected to be between $262.0 million and $287.0 million.

•                  Non-GAAP gross margin is expected to be approximately 61%.

•                  Adjusted EBITDA is expected to range from $30.0 million to $35.0 million.

•                  Non-GAAP net income is expected to be between $25.3 million and $30.3 million or between $0.20 and $0.24 per weighted-average diluted share outstanding, which excludes approximately $12.0 million of anticipated stock-based compensation expense, $9.7 million for amortization of intangibles, and $0.1 million of transitional costs related to the Cie Games integration.

•                  Weighted-average common shares outstanding are expected to be approximately 118.5 million basic and 124.8 million diluted.

•                  We expect to have cash and short-term investments at December 31, 2015 of at least $207.0 million with no debt.

Quarterly Conference Call

Glu will discuss its quarterly results via teleconference today at 1:30 p.m. Pacific Time (4:30 p.m. Eastern Time). Please dial (866) 582-8907, or if outside the U.S., (760) 298-5046, with conference ID # 20787035 to access the conference call at least five minutes prior to the 1:30 p.m. Pacific Time start time. A live webcast and replay of the call will also be available on the investor relations portion of the company’s website at www.glu.com/investors. An audio replay will be available between 4:30 p.m. Pacific Time, April 29, 2015, and 8:59 p.m. Pacific Time, May 6, 2015, by calling (855) 859-2056, or (404) 537-3406, with conference ID # 20787035.

Disclosure Using Social Media Channels

Glu currently announces material information to its investors using SEC filings, press releases, public conference calls and webcasts. Glu uses these channels as well as social media channels to announce information about the company, games, employees and other issues. Given SEC guidance regarding the use of social media channels to announce material information to investors, Glu is notifying investors, the media, its players and others interested in the company that in the future, it might choose to communicate material information via social media channels or, it is possible that information it discloses through social media channels may be deemed to be material. Therefore, Glu encourages investors, the media, players and others interested in Glu to review the information posted on the company forum (http://ggnbb.glu.com/forum.php) and the company Facebook site (https://www.facebook.com/glumobile), the company twitter account (https://twitter.com/glumobile) and Mr. de Masi’s twitter account (https://twitter.com/niccolodemasi). Investors, the media, players or other interested parties can subscribe to the company blog and twitter feed and Mr. de Masi’s twitter feed at the addresses listed above. Any updates to the list of social media channels Glu will use to announce material information will be posted on the Investor Relations page of the company’s website at www.glu.com/investors.

Use of Non-GAAP Financial Measures

To supplement Glu’s unaudited condensed consolidated financial data presented in accordance with GAAP, Glu uses certain non-GAAP measures of financial performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Glu’s results of operations as determined in accordance with GAAP. The non-GAAP financial measures used by Glu include historical and estimated non-GAAP revenues, non-GAAP smartphone revenues, non-GAAP cost of revenues, non-GAAP operating expenses, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income/(loss), non-GAAP net income/(loss) and non-GAAP basic and diluted net income/(loss) per share. These non-GAAP financial measures exclude the following items from Glu’s unaudited consolidated statements of operations:

•                  Change in deferred revenues and deferred cost of revenues;

•                  Amortization of intangible assets;

•                  Non-cash warrant expense;

•                  Stock-based compensation expense;

•                  Restructuring charges;

•                  Change in fair value of Blammo earnout;

•                  Transitional costs;

•                  Release of tax liabilities and valuation allowance; and

•                  Foreign currency exchange gains and losses primarily related to the revaluation of assets and liabilities.

In addition, Glu has included in this release “Adjusted EBITDA” figures which are used to evaluate Glu’s operating performance.  Adjusted EBITDA is defined as non-GAAP operating income/(loss) excluding depreciation.  Adjusted EBITDA margin is defined as Adjusted EBITDA divided by non-GAAP revenue.

Glu may consider whether significant non-recurring items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses.

Glu believes that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding Glu’s performance by excluding certain items that may not be indicative of Glu’s core business, operating results or future outlook. Glu’s management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing Glu’s operating results, as well as when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate comparisons of Glu’s performance to prior periods.

Cautions Regarding Forward-Looking Statements

This news release contains forward-looking statements, including those regarding our “Business Outlook as of April 29, 2015” (“Second Quarter Expectations — Quarter Ending June 30, 2015” and “2015 Expectations — Full Year Ending December 31, 2015”), and the statements regarding the ongoing traction of Kim Kardashian: Hollywood, Racing Rivals, Deer Hunter 2014, and Contract Killer: Sniper; the potential for Glu to drive operating synergies in China and the West through working with Tencent; the benefits we may realize through the combination of our diversified portfolio along with improving annuity characteristics in our franchises; being well positioned to maintain and grow momentum in H2 2015 and beyond; our pro-forma cash balance as of March 31, 2015 will be approximately $190 million once we complete the Tencent investment and our enhanced balance sheet affording us the financial flexibility to execute on our long-term strategy. These forward-looking statements are subject to material risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Investors should consider important risk factors, which include: the risks identified under “Business Outlook as of April 29, 2015”; the risk that Glu and Tencent do not receive antitrust clearance for the second tranche of the investment or that any such clearance is substantially delayed; the risk that Glu does not realize the anticipated strategic benefits from its strategic relationship with Tencent; the risk that consumer demand for smartphones, tablets and next-generation platforms does not grow as significantly as we anticipate or that we will be unable to capitalize on any such growth; the risk that we do not realize a sufficient return on our investment with respect to our efforts to develop free-to-play games for smartphones, tablets and next-generation platforms, the risk that we will not be able to maintain our good relationships with Apple and Google; the risk that our development expenses for games for smartphones, tablets and next-generation platforms are greater than we anticipate; the risk that complying with Apple’s requirement that our games support 64-bit development will negatively impact revenues and increase expenses; the risk that our recently and newly launched games are less popular than anticipated or decline in popularity and monetization rate more quickly than we anticipate; the risk that our newly released games will be of a quality less than desired by reviewers and consumers; the risk that the mobile games market, particularly with respect to free-to-play gaming, is smaller than anticipated; the risk that we may lose a key intellectual property license; the risk that we are unable to recruit and retain qualified personnel for developing and maintaining the games in our product pipeline resulting in reduced monetization of a game, product launch delays or games being eliminated from our pipeline altogether and other risks detailed under the caption “Risk Factors” in our Form 10-K filed with the Securities and Exchange Commission on March 13, 2015 and our other SEC filings. You can locate these reports through our website at http://www.glu.com/investors. We are under no obligation, and expressly disclaim any obligation, to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

About Glu Mobile

Glu Mobile (NASDAQ:GLUU) is a leading global developer and publisher of free-to-play games for smartphone and tablet devices. Glu is focused on creating compelling original IP games such as BLOOD & GLORY: IMMORTALS, CONTRACT KILLER, DEER HUNTER, DINER DASH, DINO HUNTER: DEADLY SHORES, ETERNITY WARRIORS, FRONTLINE COMMANDO, RACING RIVALS, and TAP SPORTS BASEBALL, and branded IP games including KIM KARDASHIAN: HOLLYWOOD, ROBOCOP: THE OFFICIAL GAME, and HERCULES: THE OFFICIAL GAME, on the App Store, Google Play, Amazon Appstore, Facebook, Mac App Store, and Windows Phone. Glu’s unique technology platform enables its titles to be accessible to a broad audience of consumers globally. Founded in 2001, Glu is headquartered in San Francisco with major U.S. offices outside Seattle and in Long Beach, and international locations in Canada, China, India, Japan, Korea, and Russia. Consumers can find high-quality entertainment wherever they see the ‘g’ character logo or at www.glu.com. For live updates, please follow Glu via Twitter at www.twitter.com/glumobile or become a Glu fan at www.facebook.com/glumobile.

BLOOD & GLORY: IMMORTALS, CONTRACT KILLER, DEER HUNTER, DINER DASH, DINO HUNTER: DEADLY SHORES, ETERNITY WARRIORS, FRONTLINE COMMANDO, RACING RIVALS, TAP SPORTS BASEBALL, GLU, GLU MOBILE and the ‘g’ character logo are trademarks of Glu Mobile Inc. or its subsidiaries.

Glu Mobile Inc.

Consolidated Balance Sheets

(in thousands)

(unaudited)

	March 31,	December 31,
	2015	2014

ASSETS
Cash and cash equivalents	$65,683	$70,912
Accounts receivable, net	24,466	32,231
Prepaid royalties	11,894	864
Prepaid expenses and other current assets	15,402	17,388
Total current assets	117,445	121,395

Property and equipment, net	5,859	6,116
Restricted cash	1,990	1,990
Other long-term assets	11,492	6,674
Intangible assets, net	24,963	27,524
Goodwill	87,968	87,964
Total assets	$249,717	$251,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$11,634	$11,685
Accrued liabilities	3,461	3,812
Accrued compensation	8,129	10,751
Accrued royalties	13,778	12,440
Deferred revenues	30,665	37,333
Total current liabilities	67,667	76,021
Other long-term liabilities	6,063	3,936
Total liabilities	73,730	79,957

Common stock	11	11
Additional paid-in capital	419,202	415,766
Accumulated other comprehensive loss	(287)	(8)
Accumulated deficit	(242,939)	(244,063)
Stockholders’ equity	175,987	171,706
Total liabilities and stockholders’ equity	$249,717	$251,663

Glu Mobile Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

(unaudited)

	Three Months Ended
	March 31,	March 31,
	2015	2014

Revenues	$69,470	$44,580

Cost of revenues:
Platform commissions, royalties and other	26,310	13,202
Amortization of intangible assets	2,434	554
Total cost of revenues	28,744	13,756
Gross profit	40,726	30,824

Operating expenses:
Research and development	18,243	15,579
Sales and marketing	12,438	9,485
General and administrative	7,406	4,926
Amortization of intangible assets	127	127
Total operating expenses	38,214	30,117

Income from operations	2,512	707

Interest and other expense, net:
Interest income	6	6
Other expense	(290)	(136)
Interest and other expense, net	(284)	(130)

Income before income taxes	2,228	577
Income tax provision	(1,104)	(444)
Net income	$1,124	$133

Net income per share:
Basic	$0.01	$0.00
Diluted	$0.01	$0.00

Weighted average common shares outstanding:
Basic	103,869	79,719
Diluted	107,851	85,398

Stock-based compensation expense included in:
Research and development	$760	$2,317
Sales and marketing	218	101
General and administrative	1,151	561
Total stock-based compensation expense	$2,129	$2,979

Glu Mobile Inc.

GAAP to Non-GAAP Reconciliation

(in thousands, except per share data)

(unaudited)

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2014	2014	2014	2014	2015

GAAP revenues	$44,580	$40,910	$64,791	$72,865	$69,470
Change in deferred revenues	2,377	(5,874)	18,762	3,363	(7,023)
Non-GAAP Revenues	46,957	35,036	83,553	76,228	62,447

GAAP gross profit	30,824	28,037	37,720	40,806	40,726
Change in deferred revenues	2,377	(5,874)	18,762	3,363	(7,023)
Amortization of intangible assets	554	441	1,338	2,434	2,434
Non-cash warrant expense	—	—	1,126	66	93
Change in deferred platform commissions and royalty expense	(1,209)	1,527	(9,122)	(108)	2,819
Non-GAAP gross profit	32,546	24,131	49,824	46,561	39,049

GAAP operating expense	30,117	31,703	37,826	35,676	38,214
Stock-based compensation	(2,979)	(4,566)	(1,954)	(2,134)	(2,129)
Amortization of intangible assets	(127)	(127)	(127)	(127)	(127)
Transitional costs	—	(682)	(493)	(255)	(72)
Change in fair value of Blammo earnout	(304)	(531)	—	—	—
Restructuring charge	—	(159)	(209)	(67)	—
Non-GAAP operating expense	26,707	25,638	35,043	33,093	35,886

GAAP operating income/(loss)	707	(3,666)	(106)	5,130	2,512
Change in deferred revenues	2,377	(5,874)	18,762	3,363	(7,023)
Non-GAAP cost of revenues adjustment	(655)	1,968	(6,658)	2,392	5,346
Stock-based compensation	2,979	4,566	1,954	2,134	2,129
Amortization of intangible assets	127	127	127	127	127
Transitional costs	—	682	493	255	72
Change in fair value of Blammo earnout	304	531	—	—	—
Restructuring charge	—	159	209	67	—
Non-GAAP operating income/(loss)	5,839	(1,507)	14,781	13,468	3,163

GAAP net income/(loss)	133	(3,768)	10,404	1,379	1,124
Change in deferred revenues	2,377	(5,874)	18,762	3,363	(7,023)
Non-GAAP cost of revenues adjustment	(655)	1,968	(6,658)	2,392	5,346
Non-GAAP operating expense adjustment	3,410	6,065	2,783	2,583	2,328
Foreign currency exchange loss	136	31	347	981	290
Release of tax liabilities and valuation allowance	—	—	(8,352)	1,531	—
Non-GAAP net income/(loss)	$5,401	$(1,578)	$17,286	$12,229	$2,065

Reconciliation of net income/(loss) and net income/(loss) per share:
GAAP net income/(loss) per share - basic	$0.00	$(0.04)	$0.11	$0.01	$0.01
GAAP net income/(loss) per share - diluted	$0.00	$(0.04)	$0.10	$0.01	$0.01
Non-GAAP net income/(loss) per share - basic	$0.07	$(0.02)	$0.18	$0.12	$0.02
Non-GAAP net income/(loss) per share - diluted	$0.06	$(0.02)	$0.16	$0.11	$0.02
Shares used in computing Non-GAAP basic net income/(loss) per share	79,719	85,549	98,628	103,406	103,869
Shares used in computing Non-GAAP diluted net income/(loss) per share	85,398	85,549	105,438	106,954	107,851

Non-GAAP operating expense break-out:
GAAP research and development expense	$15,579	$17,297	$15,355	$16,053	$18,243
Transitional costs	—	(20)	—	—	—
Stock-based compensation	(2,317)	(3,605)	(764)	(736)	(760)
Non-GAAP research and development expense	13,262	13,672	14,591	15,317	17,483

GAAP sales and marketing expense	9,485	7,989	15,327	12,275	12,438
Stock-based compensation	(101)	(190)	(201)	(209)	(218)
Non-GAAP sales and marketing expense	9,384	7,799	15,126	12,066	12,220

GAAP general & administrative expense	4,926	6,131	6,808	7,154	7,406
Transitional costs	—	(662)	(493)	(255)	(72)
Change in fair value of Blammo earnout	(304)	(531)	—	—	—
Stock-based compensation	(561)	(771)	(989)	(1,189)	(1,151)
Non-GAAP general and administrative expense	$4,061	$4,167	$5,326	$5,710	$6,183

Glu Mobile Inc.

Non-GAAP Adjusted EBITDA

(in thousands)

(unaudited)

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2014	2014	2014	2014	2015

GAAP net income/(loss)	$133	$(3,768)	$10,404	$1,379	$1,124
Change in deferred revenues	2,377	(5,874)	18,762	3,363	(7,023)
Change in deferred platform commissions and royalty expense	(1,209)	1,527	(9,122)	(108)	2,819
Non-cash warrant expense	—	—	1,126	66	93
Amortization of intangible assets	681	568	1,465	2,561	2,561
Depreciation	620	607	617	669	706
Stock-based compensation	2,979	4,566	1,954	2,134	2,129
Change in fair value of Blammo earnout	304	531	—	—	—
Transitional costs	—	682	493	255	72
Restructuring charge	—	159	209	67	—
Foreign currency exchange loss	136	31	347	981	290
Interest and other expense	(6)	(7)	(7)	(3)	(6)
Income tax provision/(benefit)	444	78	(10,850)	2,773	1,104
Total Non-GAAP Adjusted EBITDA	$6,459	$(900)	$15,398	$14,137	$3,869

In addition to the reasons stated above, which are generally applicable to each of the items Glu excludes from its non-GAAP financial measures, Glu believes it is appropriate to exclude certain items for the following reasons:

Change in Deferred Revenues and Deferred Cost of Revenues. At the date we sell certain premium games and micro-transactions, Glu has an obligation to provide additional services and incremental unspecified digital content in the future without an additional fee. In these cases, we recognize the revenues and any associated cost of revenues, including platform commissions and royalties, on a straight-line basis over the estimated life of the paying user. Internally, Glu’s management excludes the impact of the changes in deferred revenue and deferred cost of revenues related to its premium and free-to-play games in its non-GAAP financial measures when evaluating the company’s operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of its management team. Glu believes that excluding the impact of the changes in deferred revenues and deferred cost of revenues from its operating results is important to facilitate comparisons to prior periods and to understand Glu’s operations.

Amortization of Intangible Assets. When analyzing the operating performance of an acquired entity, Glu’s management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid) without taking into consideration any allocations made for accounting purposes. Because the purchase price for an acquisition necessarily reflects the accounting value assigned to intangible assets (including acquired in-process technology and goodwill), when analyzing the operating performance of an acquisition in subsequent periods, Glu’s management excludes the GAAP impact of acquired intangible assets to its financial results. Glu believes that such an approach is useful in understanding the long-term return provided by an acquisition and that investors benefit from a supplemental non-GAAP financial measure that excludes the accounting expense associated with acquired intangible assets.

Non-cash Warrant Expense. In the third and fourth quarters of 2014 and the first quarter of 2015, Glu recorded a non-cash charge related to the vesting of warrants to purchase shares of common stock issued to brand holders as part of third party licensing, development and publishing arrangements. These charges were computed using the Black-Scholes valuation model and were recorded in cost of revenues. When evaluating the performance of its consolidated results, Glu does not consider non-cash warrant expense as it places a greater emphasis on overall stockholder dilution rather than the accounting charges associated with the vesting of any warrants. As the non-cash warrant expense impacts comparability from period to period Glu believes that investors benefit from a supplemental non-GAAP financial measure that excludes these charges.

Stock-Based Compensation Expense. The Company applies the fair value provisions of ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments. Included in the stock compensation expense was the contingent consideration that was subsequently issued to the Blammo employees who were former shareholders of Blammo, which was recorded as research and development expense over the term of the earn-out periods, since these employees were primarily employed in product development. Glu re-measured the fair value of the contingent consideration each reporting period and only recorded a compensation expense for the portion of the earn-out target which was achieved. When evaluating the performance of its consolidated results, Glu does not consider stock-based compensation charges. Likewise, Glu’s management team excludes stock-based compensation expense from its short and long-term operating plans. In contrast, Glu’s management team is held accountable for cash-based compensation and such amounts are included in its operating plans. Further, when considering the impact of equity award grants, Glu places a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants. Glu believes it is useful to provide a non-GAAP financial measure that excludes stock-based compensation in order to better understand the long-term performance of its business.

Restructuring Charges. Glu undertook restructuring activities in the second, third and fourth quarters of 2014 and recorded cash restructuring charges due to the termination of certain employees in its China, Europe and U.S. offices. Glu recorded the severance costs as an operating expense when it communicated the benefit arrangement to the employee and no significant future services, other than a minimum retention period, were required of the employee to earn the termination benefits. Glu believes that these restructuring charges do not reflect its ongoing operations and that investors benefit from a supplemental non-GAAP financial measure that excludes these charges.

Change in Fair Value of Blammo Earnout. As part of the acquisition of Blammo, Glu committed to issue additional consideration in the form of Glu’s common stock to the former, non-employee Blammo shareholders if certain revenue targets were achieved. Glu recorded the estimated contingent consideration liability at acquisition and adjusted the fair value of the liability each reporting period. When analyzing the operating performance of an acquired entity, Glu’s management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid including the final amounts paid for contingent consideration) without taking into consideration any expenses recognized post-acquisition related to the change in fair value of the contingent consideration. Because the final purchase price paid for an acquisition necessarily reflects the accounting value assigned to both the consideration, including the contingent consideration, paid and to the intangible assets (including goodwill) acquired, when analyzing the operating performance of an acquisition in subsequent periods, the Company’s management excludes the GAAP impact of any adjustments to the fair value of these acquisition-related balances to its financial results. Glu believes that the fair value adjustments affect comparability from period to period and that investors benefit from a supplemental non-GAAP financial measure that excludes these charges.

Transitional Costs. GAAP requires expenses to be recognized for various types of events associated with a business acquisition such as legal, accounting and other deal related expenses. Glu has incurred various costs related to the acquisition and integration of PlayFirst and Cie Games into Glu’s operations. Glu recorded these non-recurring acquisition and transitional costs as operating expenses when they were incurred. Glu believes that these acquisition and transitional costs affect comparability from period to period and that investors benefit from a supplemental non-GAAP financial measure that excludes these expenses.

Release of tax liabilities and valuation allowance. In the third and fourth quarters of 2014 Glu adjusted a portion of its deferred tax asset valuation allowance as a result of the deferred tax liabilities recorded in connection with the Cie Games acquisition. Glu believes that these non-recurring, one-time tax adjustments do not reflect its ongoing operations and that investors benefit from a supplemental non-GAAP financial measure that excludes these adjustments.

Foreign currency exchange gains and losses. Foreign currency exchange gains and losses represent the net gain or loss that Glu has recorded for the impact of currency exchange rate movements on cash and other assets and liabilities denominated in foreign currencies related to the revaluation of assets and liabilities. Accordingly, foreign currency exchange gains and losses are generally unpredictable and can cause Glu’s reported results to vary significantly. Due to the unusual magnitude of these gains and losses, and the fact that Glu has not engaged in hedging or taken other actions to reduce the likelihood of incurring a sizeable net gain or loss in future periods, Glu began, with the quarter ended December 31, 2008, to present non-GAAP net loss and net loss per share excluding foreign exchange gains and losses for comparability purposes. Glu believes that these gains and losses do not reflect its ongoing operations and that investors benefit from a supplemental non-GAAP financial measure that excludes these items, enabling investors to compare Glu’s core operating results in different periods without this variability. Foreign exchange losses recognized during 2014 and 2015 were as follows (in thousands):

March 31, 2014	$(136)
June 30, 2014	(31)
September 30, 2014	(347)
December 31, 2014	(981)
FY 2014	$(1,495)

March 31, 2015	$(290)

Investor Relations:

Seth Potter

ICR, Inc.

646-277-1230

ir@glu.com